Exhibit 21.1

LOANDEPOT, INC.

List of Subsidiaries as of the completion of this offering

Jurisdiction of Organization

loanDepot Holdings, LLC	Delaware

loanDepot.com, LLC	Delaware

LD Intermediate, LLC	Delaware

LD Escrow, Inc.	California